Exhibit 99.1.3

Amendment #3 to

The South Financial Group Long-Term Incentive Plan

This Amendment #3 (this "Amendment") to The South Financial Group Long-Term Incentive Plan (the “Plan”) is made by The South Financial Group, Inc., to be effective as of the date hereof, subject to receipt of any necessary shareholder approval. Capitalized terms not otherwise defined in this Amendment have the meanings assigned to them in the Plan.

The first sentence of Section 3(a) shall be amended to read as follows: The maximum number of shares of Common Stock that may be delivered to Participants and their beneficiaries under the Plan shall be 2,500,000.

The last sentence of Section 3(a) shall be amended to read as follows: No more than 1,700,000 shares of Restricted Stock may be issued during the term of the Plan.

The last sentence of Section 3(b) shall be amended to read as follows: The maximum number of shares of Common Stock that may be issued pursuant to Stock Options intended to be Incentive Stock Options shall be 1,900,000 shares.

Except as amended by this Amendment, the Plan is ratified and affirmed in its entirety.

IN WITNESS WHEREOF, this Amendment is entered into as of May 9, 2007.

The South Financial Group, Inc.

By:	/s/ James R. Gordon
Name:	James R. Gordon
Title:	Executive Vice President